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                             October 5, 2020

       Alexander Shulgin
       Chief Executive Officer
       Ozon Holdings Ltd
       Arch. Makariou III, 2-4
       Capital Center, 9th floor
       1065, Nicosia, Cyrprus

                                                        Re: Ozon Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
September 8, 2020
                                                            CIK No. 0001822829

       Dear Mr. Shulgin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please clarify the meaning of your statement that the anticipated conversion from a private company incorporated in
Cyprus into a public limited company incorporated in Cyprus
                                                        will "be limited to the
change of legal form."
       Market and Industry Data, page v

   2. Please revise to clarify whether you commissioned any of the third-party data prepared by
                                                        Euromonitor, AppAnnie
or BrandScience. To the extent that you commissioned any such data, please provide
the consent of the third-party in accordance with Rule 436.
 Alexander Shulgin
Ozon Holdings Ltd
October 5, 2020
Page 2
Prospectus Summary, page 1

3. Please disclose the percentage of GMV represented by your Direct Sales business, as well as the percentage of total revenue generated by your Direct Sales business versus commissions received through Marketplace. Where you discuss GMV and revenue throughout your prospectus, please indicate the contribution from Direct Sales
         versus Marketplace. Please also disclose the number of active buyers that purchase from your Direct Sales business versus Marketplace.
4. Please disclose here, as you do on page 43, that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in this offering to influence the company and its corporate decision-making.
5. We note your discussion of the company's growth during the six and twelve month periods ending June 30, 2020 as measured by several metrics, including active buyers, average orders per active buyer, and GMV. Please balance this discussion by disclosing your net losses for the same periods. In addition, please balance your discussion of your
         Strengths and Strategies with a similarly weighted discussion of the countervailing factors that may hinder your ability to seize growth opportunities. For example, please provide a discussion of the challenges posed by international sanctions and related geopolitical concerns, infrastructure weaknesses, an uncertain legal landscape, and public skepticism of e-commerce.
6. Please clarify that investors will own shares in a Cyprus-based holding company that relies on dividends and other distributions paid by your subsidiaries for its cash and financing requirements.
Corporate and Capital Structure, page 16

7. In your next amendment, please reformat your chart to ensure that it is legible to investors.
Privacy and data protection, page 26

8. Refer to the fifth-paragraph of this risk factor. Please explain the role of Roskomnadzor.
         In addition, please revise to describe in greater detail the restrictions and penalties that may be imposed for failure to comply with data privacy laws.
Our business may be materially adversely affected, page 33

9. We note that you were included on a list of systemically important companies entitled to
FirstName LastNameAlexander Shulgin
       special government support. Please revise here, and elsewhere that you discuss this
Comapany    NameOzon
       support,         Holdings
                to disclose       Ltd
                            the particular support you have received and
whether there may be a
Octobermaterial
         5, 2020impact
                 Page 2once the support is no longer provided.
FirstName LastName
 Alexander Shulgin
FirstName  LastNameAlexander Shulgin
Ozon Holdings  Ltd
Comapany
October    NameOzon Holdings Ltd
        5, 2020
October
Page 3 5, 2020 Page 3
FirstName LastName
Changes in measures aimed at restricting international e-commerce, page 34

10. Please revise here and in the Business section to describe the effect on your business of increased competition from international e-commerce providers, to the extent material.
One or more of our subsidiaries may be forced into liquidation, page 42

11. Refer to the first sentence of the second paragraph of this risk factor discussion. Please revise your disclosure to clarify whether any of your subsidiaries are currently non-
         compliant.
The rights of our shareholders are governed by Cyprus law, page 42

12. Please clarify what items may be voted on at an extraordinary general meeting called by the shareholders. In addition, please describe how restrictions under Cyprus law impact the ability for shareholders to bring derivative suits.
Key Indicators of Operating and Financial Performance, page 77

13. The last sentence in your note on gross merchandise value says GMV does not include service revenues or value of orders processed through your Ozon.travel operating segment. Please clarify whether the term service revenues here is specific to those in the
         Ozon.travel operating segment, as the first sentence of this note indicates GMV includes various revenue from services, such as delivery, advertising, and other services rendered by the Ozon.ru operating segment. In this regard, please be specific about which categories of service revenue as listed in the table on page F-41 are included in GMV.

         It appears that GMV is presented to provide investors with an understanding of the value of merchandise orders processed through your platform, whether sold by you ("direct sales" or "first-party") or third-party sellers. In this regard, it is not clear why you include advertising and other service revenue in GMV when these revenues are not from the sale of merchandise. Please revise or advise, as appropriate.
Results of Operations, page 79

14. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that service revenue for the six months ended June 30, 2020 increased mainly due to growth in marketplace commissions and revenue from advertising services as a result of an increase in the the number of active sellers on your marketplace, but you do not quantify the impact of these factors nor analyze the underlying reason for the change. We believe your disclosures could be improved and made more clear by:

                increasing the use of tables to present dollar and percentage changes in accounts,
 Alexander Shulgin
Ozon Holdings Ltd
October 5, 2020
Page 4
              rather than including such information in narrative text form;
                using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
                refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
                ensuring that all material factors are quantified and analyzed; and
                quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in marketplace commissions that was related to volume changes as opposed to price increases).

         Please also move your discussion of changes in GMV to follow or be part of your discussion of marketplace commission revenue, rather than be presented ahead of your discussion of revenues, because GMV appears to be a factor that explains this revenue source. In this regard, consider whether disclosure of solely third-party GMV would be more appropriate in explaining marketplace commission revenue.
15. While your fiscal year ended December 31, 2019, we note that a significant portion of your disclosure is presented as of June 30, 2020 and with year-over-year comparisons between the six month periods ended June 30, 2019 and June 30, 2020. Given that
         COVID-19 led to higher ecommerce activity, your presentation of results of operations should be contextualized by revising to discuss the changes and trends in revenue associated with the COVID-19 pandemic. Your disclosure should distinguish, to the extent practicable, the results that may be attributed to the pandemic from those that are due to organic factors.
Sales of goods, page 80

16. You state that your sales of goods increased primarily as a result of increased growth in the number of your active buyers, in the impact of your marketing efforts undertaken in
       2019 and your expansion in to new product categories. Please expand your discussion to quantify the increase in new buyers and describe the drivers of revenue in the product categories that experienced significant change, so that investors may better understand any trends that you have had, or that you reasonably expect to have, and the extent to which the increase in sales of goods is attributable to the increase or decrease in such category.
FirstName LastNameAlexander Shulgin
       In addition, given the breadth of Sales of goods, please also provide additional granularity
Comapany
       as toNameOzon
             the types ofHoldings
                          productsLtd
                                    that have experienced the most significant
variances. Please
Octoberrefer to Item
         5, 2020     303(a)(3)
                  Page 4        of Regulation S-K and Section III.B of SEC
Release No. 34-48960.
FirstName LastName
 Alexander Shulgin
FirstName  LastNameAlexander Shulgin
Ozon Holdings  Ltd
Comapany
October    NameOzon Holdings Ltd
        5, 2020
October
Page 5 5, 2020 Page 5
FirstName LastName
Operating expenses, page 81

17. The table includes operating expenses as a percentage of GMV. Your cost of sales appears to be driven in large part by changes in sales of goods sold by you rather than by third-party sellers. Please tell us why you believe comparing cost of sales to GMV here is useful to investors understanding of your results. In addition, it appears that cost of sales as a percent of sales of good declined from 92.2% to 87.9% for the six months ended June
         30, 2020. Please explain this improvement.
Liquidity and Capital Resources, page 85

18. Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In addition, please describe material commitments for capital expenditures as of the end of each fiscal period presented, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Finally, describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.
Critical Accounting Polices and Significant Judgments, Estimates and Assumptions, page 88

19. Your critical accounting policies in relation to revenue recognition, share-based compensation and impairment testing do not address the material implications of uncertainties associated with the methods, assumptions, and estimates underlying such measurements. Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to
         Section V of SEC Release No. 33-8350.
Marketplace, page 112

20. Please revise to discuss the general terms of your agreements with sellers, including the duration of such agreements and termination provisions. Please also explain the "other fees" that are set fees collected from sellers.
Direct Sales, page 114

21. Please revise your disclosure under "Direct Sales" at pages 114 and under "Financial
         Service Offerings" at page 124, respectively, to disclose the general terms of your agreements with the suppliers and logistics providers for your Direct Sales business and with your fintech partners. Please tell us whether you are materially dependent on any such agreements. Please also disclose the percentage of your products for your Direct
         Sales business which are purchased on a deferred payments basis. Alexander Shulgin
FirstName  LastNameAlexander Shulgin
Ozon Holdings  Ltd
Comapany
October    NameOzon Holdings Ltd
        5, 2020
October
Page 6 5, 2020 Page 6
FirstName LastName
Assortment, page 115

22. Please clarify whether the categories shown here are offered only through the Direct Sales business or Marketplace. We note, in particular, your statement on page 74 that you have chosen to retain the Direct Sales business for "certain products." Please tell us why certain products were retained on the Direct Sales platform and whether you intend to make future adjustments to the type of products sold.
Logistics Infrastructure, page 118

23. Please file your lease agreements for your fulfillment centers, or tell us why you believe you are not required to do so. In addition, we note that you plan to lease new custom-
         designed fulfillment centers. Please disclose the anticipated amounts payable under your new leases, to the extent material. Please also disclose whether there are any restrictions on your ability to terminate the leases.
Regulation, page 128

24. Please revise this section to discuss the effects of the various regulations on your business with a view to understanding how the regulations are applicable to you. To the extent there is uncertanity about the application of the law, please describe the basis for the uncertainty and when you expect the uncertainty to be resolved. Corporate Governance, page 135

25. We note your disclosure that the Cyprus Securities and Exchange Commission has issued corporate governance guidelines. However, it is not clear what these guidelines are, whether they are mandatory or voluntary, and how, if at all, they affect your operations.
         We also note similar reference to the Cyprus Stock Exchange on page
50. Please revise to
         explain.
Principal Stockholders, page 140

26. Please revise this section to clarify the relationship between Sistema and Baring Vostok
         Private Equity Funds, if any. In addition, please identify the natural persons with investment and voting control over the shares held by each of the entities listed in your table at page 140.
Material Tax Consequences, page 173

27. Please tell us whether you intend to file opinions regarding Cayman Islands, United States and Russian tax matters. Revise this section and your exhibit index accordingly, as applicable.
 Alexander Shulgin
FirstName  LastNameAlexander Shulgin
Ozon Holdings  Ltd
Comapany
October    NameOzon Holdings Ltd
        5, 2020
October
Page 7 5, 2020 Page 7
FirstName LastName
Notes to the Interim Condensed Consolidated Financial Statements for the Three and Six Months
Ended June 30, 2020
18. Share-Based Compensation, page F-13

28. Please revise to disclose the methods you used to determine the risk-free interest rate;
         expected life; volatility factor; and expected dividends for each period presented. We refer you to IFRS 2, paragraphs 46 and 47.
Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and
2018
2.4 Summary of significant accounting policies
c) Revenue from contracts with customers
i. Revenue from sales of goods, page F-29

29. We note on page 78 that sales of goods include goods you store on consignment. Please expand your revenue recognition policy to provided additional detail as the the nature of such sales and explain how you determined that gross presentation is appropriate.
       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      James Scoville